UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Shell Management Day 2014: Balancing Growth and Returns
THE HAGUE, March 13, 2014/PRNewswire-FirstCall/ --
Shell's (NYSE:RDS.A) (NYSE:RDS.B) CEO, Ben van Beurden today reinforces his priorities for the company in presentations to financial markets.
Shell's strategy is founded on technological expertise, disciplined capital investment, integrated operations, and large scale. This is underpinned by an unrelenting focus on safety. Investment in long term opportunities is balanced with short term delivery.
Van Beurden said: "Shell has a strong asset base and industry leadership in many of its growth themes. While this position of strength gives confidence for the future, it is also clear that we need to get a tighter grip on performance management in Shell. I am determined that, by focusing sharply on our three key priorities - better financial performance, in particular in our Upstream
Americas and Downstream businesses, enhanced capital efficiency, and continuing strong project delivery, we will continue to grow our cash flow and improve our returns."
Shell will drive sharper performance management of the company's portfolio than in the past, through a more detailed segmentation of the business, into performance units.
Van Beurden said: "With sharper accountability in the company, this approach will target growth investment more effectively, focus on areas of the business where performance improvement is most required, and drive asset sales from non-strategic positions."
Shell's investment strategy recognizes three distinct time horizons that can be characterized as follows:

    - Maintaining the existing cash "engines" businesses, where Upstream is delivering high returns and strong cash flow, with further potential from improved
      operational uptime and selective growth, and where Downstream faces headwinds in Oil
      Products.
    - Delivering near-term cash flow from "growth priorities" - deep-water and integrated gas, with industry-leading positions and capabilities, high returns and
      cash flow, and rich development funnels. Integrated gas earnings, for example, have
      increased by some 400% from 2009, to $9 billion in 2013.
    - Identifying and maturing "future opportunities" for the longer term, including
      Nigeria, Iraq, Kazakhstan and global resources plays, where returns in
2013 were
      impacted by factors such as losses in North America and the security situation in
      Nigeria.

Van Beurden said: "Shell has considerable strengths in portfolio, technology and management capabilities. However, we must improve profitability in several areas. We are taking stock of our investment opportunities and operating positions. Are our assets attractive economically, and are they resilient to industry cycles? Are our plans credible, are they competitive and are they affordable? This approach is driving hard choices on today's asset base, new opportunities, and disposals plans, where we have recently announced exits from
Australia and Italy downstream, Wheatstone LNG in Australia, and US gas-to-liquids."
Highlighting two areas that need improvement, the company updated on Upstream
Americas and Downstream today.

    - Upstream Americas profitability has been impacted by losses in resources plays such as shales. Shell is shrinking this portfolio and cost base, with 2014
      spending to be reduced by 20% compared to 2013, and redirecting onshore investment to
      the lowest cost gas acreage with the best integration potential, and into on-going
      exploration in liquids-rich shales. At the same time, profitable growth should
      continue in deep-water and heavy oil, where an industry-leading development programme
      is underway.
    - Shell's Downstream results include strong performance from businesses such as
      chemicals, lubricants and biofuels, but weaker and more volatile delivery from
      refining and fuels marketing. By disaggregating this portfolio into distinctive
      performance units, the company intends to drive hard choices on capital allocation for
      selective growth, and divestment of non-strategic positions, to improve cash flow and
      returns.

The $35 billion organic investment programme for 2014 and the $15 billion divestment targets for 2014-15, announced earlier this year, reflect an on-going commitment to grow the company and at the same time to increase divestments to more typical levels, after a slow down in 2013. Asset sales announced so far in
2014 total some $4.5 billion. Project start-ups from 2010 onwards added $9 billion (over 20%) to our 2013 cash flow, with more growth to come, from Shell's industry-leading project flow.
Commenting on the financial position of the company, Van Beurden said: "We've delivered industry-leading cash flow growth in recent years, and we want to pick up the pace again both on cash flow and returns, driven by financial performance, capital efficiency and project delivery. Shell's dividend growth -
expected to be some 4% for Q1 2014 - underscores that momentum and the potential for the future."

Cautionary note
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this announcement "Shell", "Shell Group"
and "Royal Dutch Shell" are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
"Subsidiaries", "Shell subsidiaries" and "Shell companies" as used in this announcement refer to companies in which Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as "associated companies" or
"associates" and companies in which Shell has joint control are referred to as
"jointly controlled entities". In this announcement, associates and jointly controlled entities are also referred to as "equity-accounted investments". The term "Shell interest" is used for convenience to indicate the direct and/or indirect (for example, through our 23 per cent shareholding in Woodside
Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This announcement contains forward looking statements concerning the financial condition, results of operations and businesses of Shell and the Shell Group.
All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell and the Shell Group to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions. These forward looking statements are identified by their use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "goals", "intend",
"may", "objectives", "outlook", "plan", "probably", "project", "risks", "seek",
"should", "target", "will" and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and the Shell Group and could cause those results to differ materially from those expressed in the forward looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell's products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward looking statements. Additional factors that may affect future results are contained in Shell's 20-F for the year ended 31 December 2013
(available at http://www.shell.com/investor and http://www.sec.gov). These factors also should be considered by the reader. Each forward looking statement speaks only as of the date of this announcement, 13 March 2014. Neither Shell nor any of its subsidiaries nor the Shell Group undertake any obligation to publicly update or revise any forward looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward looking statements contained in this announcement.

    Enquiries:
    Shell Media Relations:
    International +44-207-934-5550
    Americas +1-713-241-4544

    Shell Investor Relations:
    International +31-70-377-4540
    North America +1-713-241-1042

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 13 March 2014	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary